UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Osteologix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68858P104

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 29, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 2 of 11

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Nordic Biotech General Partner ApS

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		20,155,793

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		20,155,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	20,155,793

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☒

13	Percent of Class Represented by Amount in Row (11)

	64.0%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 3 of 11

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Nordic Biotech K/S

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		15,133,061

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		15,133,061

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	15,133,061

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	48.1%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 4 of 11

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Nordic Biotech Opportunity Fund K/S

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		5,022,732

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		5,022,732

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,022,732

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	16.0%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 5 of 11

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Christian Hansen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		88,900

Shares	8	Shared Voting Power
Beneficially
Owned by		20,155,793

Each	9	Sole Dispositive Power
Reporting
Person		88,900

With	10	Shared Dispositive Power

		20,155,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	20,244,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☒

13	Percent of Class Represented by Amount in Row (11)

	64.3%

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 6 of 11

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Florian Schönharting

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		20,000

Shares	8	Shared Voting Power
Beneficially
Owned by		20,155,793

Each	9	Sole Dispositive Power
Reporting
Person		20,000

With	10	Shared Dispositive Power

		20,155,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	20,175,793

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☒

13	Percent of Class Represented by Amount in Row (11)

	64.1%

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 7 of 11
This Amendment No. 3 amends and supplements, as set forth below, the information contained in Items 3, 4, 5(a) and (b), 6 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) by Nordic Biotech K/S on May 25, 2006, as amended by Amendment No. 1 filed with the SEC on June 11, 2007, and further amended by Amendment No. 2 filed with the SEC by Nordic Biotech General Partner ApS, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, Christian Hansen and Florian Schönharting (the “Reporting Persons”) on May 28, 2008 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 3 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented with the following:

The purchase of the shares of Common Stock described in Item 4 below will be funded by Nordic Biotech Opportunity Fund K/S out of its available funds.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented with the following:

On December 29, 2009, Nordic Biotech Opportunity Fund K/S entered into a securities purchase agreement (the “Purchase Agreement”) with the Company for the sale (the “Offering”) of 1,992,448 shares of Common Stock (the “Shares”) for an aggregate purchase price of $1,000,000, or approximately $0.5019 per share, the 10 day volume weighted average closing price of the Common Stock as of the end of trading on December 28, 2009. The Reporting Persons expect the Offering to close on or about January 7, 2010, subject to satisfaction of certain customary closing conditions. The Purchase Agreement will terminate on January 22, 2010 if the Offering has not closed by such date.

In connection with the Offering, the Company entered into a registration rights agreement dated as of December 29, 2009 with Nordic Biotech Opportunity Fund K/S (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Nordic Biotech Opportunity Fund K/S has the right at any time after six months following the closing date of the Offering to cause the Company prepare and file a registration statement covering the resale of the shares of common stock purchased by Nordic Biotech Opportunity Fund K/S, subject to certain limitations. The Company also agreed, among other things, to indemnify Nordic Biotech Opportunity Fund K/S under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of Nordic Biotech Opportunity Fund K/S) incident to the Company’s obligations under the Registration Rights Agreement.

Under the Purchase Agreement, for as long as the Reporting Persons and their affiliates are the beneficial owner of at least 20% of the outstanding shares of the Company’s common stock, the size of the Company’s Board of Directors (the “Board”) may not exceed seven persons, and Nordic Biotech Opportunity Fund K/S will have the right to cause the appointment of up to three members of the Board (the “Nordic Board Rights”).

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 8 of 11

Also in the Purchase Agreement, the Company agreed to amend the Company’s Certificate of Incorporation to eliminate all authorized shares of Preferred Stock of the Company, decrease the number of authorized shares of common stock of the Company from 100,000,000 to 38,072,737 and provide for the Nordic Board Rights described above (the “Charter Amendment”). The Charter Amendment was approved by the Board on December 29, 2009 and by written consent of Nordic Biotech Opportunity Fund K/S, and Nordic Biotech K/S, as holders of more than 50% of the outstanding shares of the Company’s common stock, dated December 29, 2009. The Reporting Persons expect the Charter Amendment to become effective following the filing of an Information Statement by the Company on Schedule 14C with the SEC and the expiration of all required waiting periods under the Securities Exchange Act of 1934, as amended.

The terms and conditions of the Offering were approved by an offering committee comprised of three independent directors which was formed by the Board in connection with the Offering.

The foregoing description of the Offering is only a summary and is qualified in its entirety by reference to the Purchase Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to this Amendment No. 3.

On December 29, 2009, in connection with the Offering, Christian Hansen, Florian Schönharting and Christopher B. Wood resigned from the Board. Following the resignations of Messrs. Hansen, Schönharting and Wood, on December 29, 2009, the Board, upon the request of Nordic Biotech Opportunity Fund K/S, elected John M. Barberich as a director, effective immediately. The Board also appointed Mr. Barberich to serve as Chairman of the Board and fixed the size of the Board at five members.

Item 5.  Interest in Securities of the Issuer.

Presuming the issuance of the Shares and the closing of the Offering in accordance with its terms, Items 5(a) and (b) of the Schedule 13D are amended and restated with the following:

(a)
(i)
Nordic Biotech General Partner ApS is the beneficial owner of an aggregate of  20,155,793(1) shares of Common Stock, representing approximately 64.0%(2) of the total issued and outstanding shares of Common Stock.

(ii)	Nordic Biotech K/S is the beneficial owner of an aggregate of 15,133,061(3) shares of Common Stock, representing approximately 48.1%(2) of the total issued and outstanding shares of Common Stock.
(iii)
Nordic Biotech Opportunity Fund K/S is the beneficial owner of an aggregate of 5,022,732(4) shares of Common Stock, representing approximately 16.0%(2) of the total issued and outstanding shares of Common Stock.

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 9 of 11

(iv)	Christian Hansen is the beneficial owner of an aggregate of 20,244,693(5) shares of Common Stock, representing approximately 64.3%(2) of the total issued and outstanding shares of Common Stock.
(v)	Florian Schönharting is the beneficial owner of an aggregate of 20,175,793(6) shares of Common Stock, representing approximately 64.1%(2) of the total issued and outstanding shares of Common Stock.

(b)
(i)
Nordic Biotech General Partner ApS has the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 20,155,793 (1)  shares of Common Stock beneficially owned by it indirectly.

(ii)	Nordic Biotech K/S has the shared power to vote or to direct the vote, and sole power to dispose or direct the disposition of 15,133,061 (3) shares of Common Stock beneficially owned by it.
(iii)
Nordic Biotech Opportunity Fund K/S has the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 5,022,732 (4) shares of Common Stock beneficially owned by it.

(iv)
Christian Hansen has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 88,900 shares of Common Stock beneficially owned by CKH Invest ApS.  Mr. Hansen has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 20,155,793 (5) shares of Common Stock beneficially owned by him indirectly.

(v)
Florian Schönharting has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 20,000 shares of Common Stock beneficially owned by him.  Mr. Schönharting has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of 20,155,793 (6) shares of Common Stock beneficially owned by him indirectly.

_____________

(1)
Nordic Biotech General Partner ApS is the managing partner of Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S (collectively, the “Funds”).  By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Act”), Nordic Biotech ApS may be deemed to be the beneficial owner of the securities held by the Funds. Consequently, the number of shares reported herein consists of 15,133,061 shares of Common Stock beneficially owned by Nordic Biotech K/S and 5,022,732 shares of Common Stock beneficially owned by Nordic Biotech Opportunity Fund K/S.  Nordic Biotech ApS hereby disclaims any beneficial ownership of all such securities for purposes of Section 16 of the Act, except to the extent of its indirect pecuniary interest therein.

(2)	Based on 29,483,911 shares of Common Stock outstanding as of October 28, 2009, plus 1,992,448 shares of Common Stock to be issued upon the closing of the Offering.
(3)	Consists of 15,133,061 shares of Common Stock owned by Nordic Biotech K/S.

CUSIP No. 68858P104	SCHEDULE 13D/A	Page 10 of 11

(4)	Consists of 5,022,732 shares of Common Stock owned by Nordic Biotech Opportunity Fund K/S.
(5)
Mr. Hansen is a principal of the Funds and of Nordic Biotech General Partner ApS.  Consequently, the number of shares reported herein consists 15,133,061 shares of Common Stock beneficially owned by Nordic Biotech K/S and 5,022,732 shares of Common Stock beneficially owned by Nordic Biotech Opportunity Fund K/S.  Mr. Hansen disclaims beneficial ownership of the securities held by the Funds, except to the extent of his pecuniary interest therein.  In addition, Mr. Hansen is the sole owner of CKH Invest ApS, the record holder of 88,900 shares of Common Stock.

(6)
Mr. Schönharting is a principal of the Funds and of Nordic Biotech General Partner ApS.  Consequently, the number of shares reported herein consists of 20,000 shares of Common Stock owned directly by Mr. Schönharting, 15,133,061 shares of Common Stock beneficially owned by Nordic Biotech K/S and 5,022,732 shares of Common Stock beneficially owned by Nordic Biotech Opportunity Fund K/S.  Mr. Schönharting disclaims beneficial ownership of the securities held by the Funds, except to the extent of his pecuniary interest therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented with the following, filed herewith:

1	Securities Purchase Agreement dated December 29, 2009 is incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on January 4, 2010.
2	Registration Rights Agreement dated December 29, 2009 is incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on January 4, 2010.

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 4, 2010

NORDIC BIOTECH GENERAL PARTNER ApS

By: /s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

By: /s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

NORDIC BIOTECH K/S

By: /s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

By: /s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

NORDIC BIOTECH OPPORTUNITY FUND K/S

By: /s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

By: /s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

* By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact